(TRANSLATION)


To Whom It May Concern:

                                                                    May 15, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture



                     Notice of Repurchase of Shares through
               N-NET Closing Price Orders on Nagoya Stock Exchange


Toyota Motor Corporation ("TMC") determined the method for repurchasing its shares pursuant to the provisions of Article 210 of the Commercial Code (under the application of a transitional measure pursuant to Article 81 of the Act for Maintenance, Etc. of Relevant Acts Relating to the Enforcement of the Corporation Act) and we hereby inform you as follows.

1. Type of shares to be repurchased                Shares of common stock of TMC

2. Aggregate number of shares to be repurchased    27,000,000 shares

3. Date of repurchase                              May 16, 2006

4. Purchase price                                  JPY 6,250 per share

5. Method of repurchase
        Purchase through N-NET closing price orders on the Nagoya Stock Exchange during the period from 8:20 a.m. to 9:00 a.m. on May 16, 2006 (purchase orders shall be made during such trading hours only.)

6. Publication of the results of repurchase

        The results of repurchase will be announced after the conclusion of the 9:00 a.m. trading hour of May 16, 2006.

   (Note 1)      The above number of shares shall not be changed.
                 However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

   (Note 2) The shares for which orders to sell have been placed shall be repurchased up to the number of shares scheduled to be repurchased.


(Reference)
Matters resolved at the 101st Ordinary General Shareholders' Meeting held on June 23, 2005

 o Type of shares to be repurchased                Shares of common stock of TMC
 o Aggregate number of shares to be repurchased    Up to 65,000,000 shares
 o Aggregate purchase price of shares              Up to JPY 250,000,000,000

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Shares having been repurchased up to May 15, 2006

 o  Aggregate number of shares repurchased         11,575,000 shares

 o  Aggregate purchase price of shares            JPY 71,880,750,000